Filed by SAVVIS, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

And deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: SAVVIS, Inc.

Commission File No.: 000-29375

Client Frequently Asked Questions (FAQ)

For Internal Use Only

1. What does CenturyLink do?

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As the third largest telecommunications company in the United States, CenturyLink offers broadband, voice and wireless services to consumers and businesses across the country and operates entertainment services under the CenturyLinkTM PrismTM TV and DIRECTV brands.

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In addition, CenturyLink provides data, voice and managed services to business, government and wholesale customers in local, national and select international markets through its advanced fiber optic network and multiple data centers.

2. Why did you do this transaction?

•	We think that Savvis and CenturyLink have complementary product and service portfolios – this combination will create a premier managed hosting and colocation provider with global scale.

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Furthermore, through this transaction, we will become part of a larger, more dynamic organization, which means that this business combination will allow us to deliver additional value to you through a comprehensive portfolio of products and services.

•	I want to assure you that you can continue to expect the same experience and level of service from us that you have come to rely on from Savvis.

3. What benefits will I see?

•	In the medium and longer term, Savvis expects to be able to offer more competitive offerings on network services that have not traditionally been a part of our offerings.

•	We also expect to benefit from the scale, buying power and reach of CenturyLink, and continue to drive efficiencies and cost savings into our offerings in order to make them even more attractive.

4. Will you be able to offer more competitive pricing?

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In the medium and longer term, we expect to benefit from the scale, buying power and reach of CenturyLink, and continue to drive efficiencies and cost savings into our offerings in order to make them even more attractive.

5. What new services will be available?

•	Colocation in new markets, a broader range of metro, national, and international networking options. In addition, we will have an accelerated cloud roadmap.

6. When does the transaction close? What should I do in the meantime?

•	The transaction will close as soon as we receive necessary approvals and all conditions have been met, which we expect will be in the second half of 2011.

•	In the meantime, its business as usual, and we will work to make this transition as seamless as possible for clients.

7. Will my sales executive change?

•	No, Savvis will remain a separate business unit and there will not be any change to your account team.

Savvis	1 Savvis Parkway Town & Country, MO 63017
www.savvis.com	Office: 314.628.7000

Savvis

8. What does this mean for client support? Will you be integrating operations in a way that may impact service?

•	By operating as a separate business unit, Savvis will be able to stay true to its focus on high-level service to the enterprise and maintain the client intimacy that we are known for.

•	I also want to assure you that you can continue to expect the same level of service and client experience from us that you have come to rely on from Savvis.

•	It’s business as usual at Savvis, and we will work to make this transition as seamless as possible for clients.

9. I am an existing CenturyLink client. Will you be combining my bill anytime soon?

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Not in the short term. CenturyLink anticipates integrating its hosting business and Savvis’ managed hosting and cloud services into a single CenturyLink business unit. That said, we will be focusing on ways to bring you a fuller suite of services by leveraging the CenturyLink offerings.

10. Will my bill/billing system change?

•	Not in the short term. If we see an opportunity to improve the client experience, we will make the upgrade. We would, of course, keep you well-informed of any changes before they were implemented.

11.	Will my contract or terms change?

•	No. Savvis will honor all contractual obligations and continue to provide excellent service.

12.	Does this expand your global reach – will you be able to serve new markets?

•	The strength of the Qwest network, coupled with a more powerful balance sheet, will enable us to accelerate our investments into new markets.

13. Will there be a network migration as you combine networks?

•	It is unknown at this time, however Savvis remains 100% committed to meeting all service level obligations to its clients.

•	We will work to make this transition as seamless as possible for clients.

14. How will Savvis fit into CenturyLink’s organizational structure?

•	CenturyLink anticipates integrating its hosting business and Savvis’ managed hosting and cloud services into a single CenturyLink business unit.

•	This integrated hosting business will be based in St. Louis and led primarily by key members of the Savvis leadership team, including Savvis CEO James Ousley, who will head the unit.

15. Will you be laying people off and potentially impacting service?

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CenturyLink recognizes that the Savvis team is an integral part of Savvis’ success. CenturyLink anticipates integrating its hosting business and Savvis’ managed hosting and cloud services into a single CenturyLink business unit.

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This integrated hosting business will be based in St. Louis and led primarily by key members of the Savvis leadership team, including Savvis CEO James Ousley, who will head the unit. Following the closing of the transaction, CenturyLink will employ approximately 50,000 people based on the total number of CenturyLink and Savvis employees as of April 26, 2011.

© 2011 Savvis, Inc. All rights reserved. Savvis® is the registered trademark of Savvis Communications Corporation.                   2

All other trademarks and service marks are the property of their respective owners.

Savvis

16. When will you tell me more?

•	We’ll keep you informed as the process unfolds.

•	In the meantime, know that teams from both companies will work tirelessly to make the transition as smooth and seamless as possible for customers, employees and suppliers.

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this release, including statements regarding the expected timing and benefits of the acquisition, such as efficiencies and growth potential, and the competitive ability and position of the combined company, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals of regulatory agencies and Savvis’ stockholders; the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Savvis’ operations into CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the timing, success and overall effects of competition from a wide variety of competitive enterprises; the risks inherent in rapid technological change; the ability of the combined company to successfully introduce new product or service offerings on a timely and cost-effective basis; the effects on ongoing changes in the regulation of the communications industry; any adverse developments in customer relationships, commercial disputes or legal proceedings; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Savvis’ reports filed with the Securities and Exchange Commission (SEC). There can be no assurance that the proposed acquisition will in fact be consummated. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the acquisition or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, CenturyLink and Savvis undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise with the SEC, which contain and identify important factors that could cause the actual results to differ materially from those contained in the forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between CenturyLink and Savvis, CenturyLink plans to file with the SEC a registration statement on Form S-4 that will include a prospectus of CenturyLink that will also constitute a proxy statement of Savvis. CenturyLink and Savvis also plan to file with the SEC

© 2011 Savvis, Inc. All rights reserved. Savvis® is the registered trademark of Savvis Communications Corporation.                   3

All other trademarks and service marks are the property of their respective owners.

Savvis

other relevant documents in connection with the proposed merger. The registration statement and the proxy statement/prospectus will contain important information about CenturyLink, Savvis, the proposed merger and related matters. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by CenturyLink and Savvis through the web site maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by CenturyLink on CenturyLink’s website at www.CenturyLink.com or by contacting CenturyLink Investor Relations at (318) 340-5627. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by Savvis on Savvis’s website at www.Savvis.com or by contacting Savvis Investor Relations at (314) 628-7433.

Participants in the Acquisition of Savvis

CenturyLink and Savvis and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Savvis in respect of the proposed merger. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 6, 2011, and information regarding Savvis’ directors and executive officers is available in its proxy statement filed with the SEC by Savvis on April 1, 2011. Other information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Savvis stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus described above when it is filed with the SEC. You can obtain free copies of these documents free of charge using the contact information above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

© 2011 Savvis, Inc. All rights reserved. Savvis® is the registered trademark of Savvis Communications Corporation.                   4

All other trademarks and service marks are the property of their respective owners.